Contactar

www.linkedin.com/in/fernandezw (LinkedIn)

Aptitudes principales

Shopify
Instagram Advertising
Facebook Marketing

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)

Certifications

Emprendimiento Creativo
Certificado Curso: Más Ads
Google Actívate: Curso Básico de Marketing Digital
Fábricas Culturales
Certificado Curso: Más Audiencias

Honors-Awards

Magna Cum Laude

Publications

5 Consejos para Emprender en Equipo con Salón Boricua
10 Pasos Para Crear un Negocio en Puerto Rico
Vidal Santiago Díaz, El Barbero Que Paralizó a Puerto Rico en 1950 (Primera Parte)
Vidal Santiago Díaz, El Barbero Que Paralizó a Puerto Rico en 1950 (Segunda Parte)

Wilmer Jobeth Fernández

Co-Founder at Salón Boricua and VP at Libros787.com
Puerto Rico

Extracto

I am a passionate creative person with a deep love for Puerto Rican History. I am currently working on projects and collaborations with Salón Boricua and Libros787. In addition, I am committed to helping local brands grow by assisting them in marketing their products and expanding their exports to the world. As a proud Boricua, I am fully dedicated to promoting the unique cultural heritage and entrepreneurial spirit of Puerto Rico.

Experiencia

Libros 787.com
CMO & VP
mayo de 2023 - Present (2 meses)
Puerto Rico

Online marketplace that connects Latino writers and readers across the world.

Salón Boricua
Co-Founder
febrero de 2018 - Present (5 años 5 meses)
Puerto Rico

Salón Boricua is more than just a creative design and art startup - it's a Cultural Project fueled by our love and passion for Puerto Rican History and Culture. We promote the richness of our heritage through various initiatives and collaborations.

Watt Social
Founder
enero de 2015 - Present (8 años 6 meses)
Ponce, Puerto Rico

Watt Social is a boutique E-Commerce + Social Media digital agency based in Puerto Rico. We specialize in graphic design, social media management, and creating compelling content for our clients.

TOTTO

Community Manager

octubre de 2012 - febrero de 2016 (3 años 5 meses)

Guaynabo, Puerto Rico

TOTTO is a leading fashion brand in Latin America, offering the most sophisticated variety and technology in briefcases, backpacks, handbags, clothing and accessories.

Educación

University of Puerto Rico, Río Piedras

Bachelor of Arts - BA, Political Science and Government